
SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2010
WASH, D.C.
189
SECTION



10031682

COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-32480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2009 (MM/DD/YY) AND ENDING JUNE 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORESIDE DISTRIBUTION SERVICES, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THREE CANAL PLAZA, 3RD FLOOR
(No. and Street)

PORTLAND	MAINE	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. EDWARD PIKE (614) 416-8821
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11TH FLR.	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. EDWARD PIKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORESIDE DISTRIBUTION SERVICES, L.P., as of JUNE 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
STATE OF OHIO

Amber Patterson
Notary Public, State of Ohio
My Commission Expires 08-11-2013

Notary Public

Signature

FINANCIAL AND OPERATIONS PRINCIPAL
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOREESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC and a Limited Partnership)

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Partners of
Foreside Distribution Services, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC
and a Limited Partnership)
Portland, Maine

We have audited the accompanying statement of financial condition of Foreside Distribution Services, L.P. (a wholly-owned subsidiary of Foreside Financial Group, LLC and a limited partnership) (the "Partnership") as of June 30, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Foreside Distribution Services, L.P. (a wholly-owned subsidiary of Foreside Financial Group, LLC and a limited partnership) as of June 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, New York
August 12, 2010

MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **Fax** 212.485.5501 ▪ **marcumllp.com**

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC and a Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010

Assets		
Cash	$ 766,186	
Distribution fees receivable	90,124	
Prepaid expenses	16,732	
Other receivables, net of allowance for doubtful accounts of $24,382	114,563	
Total Assets		$ 987,605
Liabilities and Partners' Capital		
Liabilities		
Accrued distribution fees and related expenses	$ 459,860	
Payable to affiliates	56,878	
Accrued expenses	45,745	
Total Liabilities		$ 562,483
Commitments and Contingencies		
Partners' Capital		425,122
Total Liabilities and Partners' Capital		$ 987,605

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

Foreside Distribution Services, L.P. (the "Partnership"), a limited partnership, is an indirect wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors, LLC ("Foreside" or the "Parent"). The Partnership is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Partnership serves as distributor and principal underwriter for various investment companies (the "Funds"). Substantially all of the Partnership's revenues are earned from the Funds or from the investment advisors to the Funds. The sales of the Funds' shares are executed by third party broker-dealers.

The accompanying financial statement has been prepared from the separate records maintained by the Partnership and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Partnership operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those amounts.

CASH AND CASH EQUIVALENTS

The Partnership considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DISTRIBUTION FEES AND OTHER RECEIVABLE

The Partnership in the normal course of business invoices its customers for services rendered. The determination of any amounts that may be uncollectible is based on the credit worthiness of the customer, the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of June 30, 2010, the Partnership has recorded an allowance of $24,382 for any potential non-collection.

INCOME TAXES

The Partnership is a disregarded entity for federal income tax purposes and is therefore required to be treated as a division of its single member. The earnings and losses of the Partnership are included in the tax return of its parent and passed through to its owners. The Partnership is not subject to income taxes in any jurisdiction. Each partner is responsible for the tax liability, if any, related to its proportionate share of the Partnership's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying s. The Partnership has concluded that the Partnership is a pass-through entity and there are no uncertain tax positions that would require recognition in the s. If the Partnership were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Partnership's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Partnership's tax returns for three years from the date of filing and the current and the prior year remains subject to examination as of June 30, 2006.

SUBSEQUENT EVENTS

The Partnership has evaluated events and transactions for potential recognition or disclosure through August 12, 2010, which is the date the financial statement was available to be issued.

NOTE 3 - FAIR VALUE

The Partnership reports its assets and liabilities at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and emphasizes that fair value is a market-based measurement and not an entity-specific measurement.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories

- Level 1 - Inputs use quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access.
- Level 2 - Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Certain financial instruments are carried at cost on the financial statement, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, receivables, accrued expenses and other liabilities.

NOTE 4 - RELATED PARTY TRANSACTIONS

Foreside provides various services to the Partnership such as use of office facilities, equipment, personnel and other administrative services. Foreside charged the Partnership an administrative service fee for these services designed to cover the costs of providing such services. At June 30, 2010, amounts due to Foreside for these services amounted to $37,769. Such amounts are included in payable to related parties on the accompanying statement of financial condition. The administrative service fee may not necessarily be the same if an unrelated party provided these services to the Partnership.

At June 30, 2010, the Partnership owes Foreside Financial Group, LLC $19,109.

The Partnership made three cash distributions to its Parent during the year totaling $300,000.

NOTE 5 - NET CAPITAL REQUIREMENT

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2010, the Partnership had net capital of $293,827, which was $256,328 in excess of its minimum required net capital of $37,499. The Partnership's ratio of aggregate indebtedness to net capital at June 30, 2010 was 1.91 to 1.

NOTE 6 - REGULATORY COMPLIANCE

The Partnership claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Partnership does not maintain customer accounts or handle customer funds.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Partnership provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the s for these indemnifications.

NOTE 7 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

CREDIT RISK

The Partnership maintains checking and money market accounts in a financial institution. Accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

SETTLEMENT ACTION

During a routine 2008 FINRA examination of the Partnership, FINRA made a standard request for e-mails of certain Partnership registered representatives. These representatives were employees of several of the Partnership's investment adviser clients. One of the firm's clients was unable to produce the e-mails in a timely manner due to their internal requirement for an attorney-client privilege review of these emails. FINRA deemed this to be a failure on the Partnership's part to establish, maintain and enforce a supervisory system and maintain adequate custody and control of all registered representative e-mails. FINRA notified the Partnership that they deemed the Partnership to be not in compliance with certain SEC and FINRA regulations. As a result, the Partnership agreed, without admitting or denying the findings, to enter into an Acceptance, Waiver and Consent with FINRA which imposed a fine of $100,000. The Partnership paid the fine in full on February 10, 2010.

NOTE 8 - AGREEMENTS

The Partnership has Distribution Agreements with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreements have an initial term of two years. Thereafter, if not terminated, the Agreements shall continue with respect to the Funds automatically for successive one-year terms, provided such continuation is approved at least annually (a) by the vote of a majority of those members of the respective Fund's Board of Trustees who are not parties to the Agreements or interested persons of any such party and (b) by the vote of the respective Fund's Board of Trustees, or by the vote of a majority of the outstanding voting securities of such Fund.

NOTE 8 - AGREEMENTS (CONTINUED)

The Agreements are terminable without penalty with 60 days' prior written notice, by the Funds' Board of Trustees, by a vote of a majority of the outstanding voting securities of the Funds, or by the Partnership. The Partnership has also entered into Distribution Services Agreements with the investment advisors to certain of the Funds (the "Service Agreement") which continue in effect through the term of the Distribution Agreements. The Partnership receives commissions on sales of certain new Funds' shares and any distribution and services (12b-1) fees paid by the Funds for shares sold which are still outstanding.

The Partnership enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the shareholder servicing of the Fund shareholders. The Partnership may pay these intermediaries distribution and shareholder servicing fees (12b-1 fees or commissions) as outlined in their respective Dealer and Selling Group Member Agreements provided that the Partnership first receives such payments from the Funds.

The Partnership is entitled to receive the compensation and reimbursement of the expenses set forth in the Distribution Agreements or the Distribution Services Agreements, based on the services selected. Pursuant to the Distribution Services Agreements, the investment advisor agrees to compensate and reimburse the Partnership to the extent that the Funds are not so authorized. The revenue is realized as base distribution fees.

The Partnership has agreements with third party financing agents with respect to the purchase and sale of B and C shares of certain mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature. Under these agreements, the third party financing agent receives contingent deferred sales charges, 12b-1 fees and shareholder servicing fees from the Funds. The financing agent pays the Partnership the amount of the commission due to the selling broker-dealers and the Partnership then remits such amounts to the selling broker-dealers.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC and a Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010